July 15, 2011

VIA FEDEX AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-7010

Attention:	Justin Dobbie
Branch Chief - Legal

Re:	NCL Corporation Ltd.
Registration Statement on Form S-1 (File No. 333-170141)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, NCL Corporation Ltd. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-1, File No. 333-170141 (together with all subsequent amendments, the “Registration Statement”). No securities were sold in connection with the offering described in the Registration Statement. As discussed in our letter to you regarding the staff’s comments on the Registration Statement (dated the date hereof), the Company is undergoing a reorganization that is intended to result in an initial public offering being undertaken by Norwegian Cruise Line Holdings Ltd., which will be the direct parent of the Company following the reorganization.

Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to NCL Corporation Ltd. at 7665 Corporate Drive, Miami, Florida 33126; facsimile number 305-468-2158, attention: General Counsel, with a copy to O’Melveny & Myers LLP, Times Square Tower, 7 Times Square, New York, NY 10036, facsimile number (212) 326-2061, attention: William B. Kuesel, Esq.

U.S. Securities and Exchange Commission, July 15, 2011 - Page 2

If you have any questions regarding this request, please call the undersigned at (305) 436-4940.

Sincerely,

NCL CORPORATION LTD.

By: /s/ Daniel S. Farkas

Daniel S. Farkas

Senior Vice President and

General Counsel